

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 22, 2014

<u>Via U.S. Mail</u>
Luke Lalonde
Chief Executive Officer
SuperDirectories, Inc.
5337 Route 374
Merrill, NY 12955

      Re: SuperDirectories, Inc.
             Preliminary Information Statement on Schedule 14C
             Filed May 7, 2012
             File No. 000-51533

Dear Mr. Lalonde:

We issued comments on the above captioned filing on May 17 and May 25, 2012. On December 6, 2013, we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps will include our releasing all correspondence relating to our review on the EDGAR system.

You may contact Edwin Kim, Attorney-Advisor, at (202) 551-3297 or, in his absence, the undersigned at (202) 551-3457 with any questions.

                        Sincerely,

                        /s/ Maryse Mills-Apenteng

                        Maryse Mills-Apenteng
                        Special Counsel